UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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   SEC FILE NUMBER
      000-19365
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    CUSIP NUMBER
    228341 30.1
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR [ ]Form N-CSR

                  For Period Ended:  March 31, 2004
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:______________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Crown Energy Corporation
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Full Name of Registrant

n/a
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Former Name if Applicable

1710 West 2600 South
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Address of Principal Executive Office (Street and Number)

Woods Cross, UT 84087
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Company was unable to file its Quarterly Report on Form 10-Q for the period ending March 31, 2004, due to additional work required to review its financial statements. The Company was unable to eliminate the delays associated with these matters, as they relate to the preparation of its Quarterly Report on Form 10-Q, without unreasonable effort or expense.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           James R. Kruse                    801                531-7090
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               (Name)                    (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                     [ ] Yes                             [X] No

         Form 10-K year ended December 31, 2003

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                     [ ] Yes                             [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company recorded revenues of roughly $176,000 for the quarter ended 2004, up from the previous year's revenues of $115,000. Revenues are primarily derived from the sale of asphalt products. The net loss for the quarter ending March 2004 is estimated to be approximately $734,000; the 2003 loss for the same period was $1,046,500.

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                            Crown Energy Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: May 18, 2004                       By  /s/ Jay Mealey
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                                            Jay Mealey, Chief Executive Officer,
                                            Director